UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*


Bridgepoint Education, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
10807M105
(CUSIP Number)
November 20, 2018
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedul* e is filed:
  0 Rule 13d-1(b)
  1 Rule 13d-1(c)
  0 Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person?s * initial filing on this form with respect to the subject class of securities, and for any subsequent amendment c* ontaining information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deem* ed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject* to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the * Notes).








CUSIP No. 10807M105










  1.

Names of Reporting Persons.

Cloverdale Capital Management, LLC
  2.
Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)  0
	(b)  1

  3.
SEC Use Only

  4.
Citizenship or Place of Organization

Delaware

5.
Sole Voting Power

0


6.
Shared Voting Power

1,364,425


7.
Sole Dispositive Power

0


8.

Shared Dispositive Power

1,364,425

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person

1,364,425

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruct* ions) ?

11.
Percent of Class Represented by Amount in Row (9)

5.0269%

12.
Type of Reporting Person (See Instructions)

PN, IA




CUSIP No. 10807M105










  1.

Names of Reporting Persons.

Cloverdale Capital GP, L.P.
  2.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)  0
	(b)  1

 3.
SEC Use Only

 4.
Citizenship or Place of Organization

Delaware


5.
Sole Voting Power

0


6.
Shared Voting Power

950,357


7.
Sole Dispositive Power

0


8.

Shared Dispositive Power

950,357

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

950,357

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruct* ions) ?

11.
Percent of Class Represented by Amount in Row (9)

3.5014%

12.
Type of Reporting Person (See Instructions)

PN




CUSIP No. 10807M105










  1.

Names of Reporting Persons.

Cloverdale Master Fund, L.P.
  2.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)  0
	(b)  1

  3.
SEC Use Only

  4.
Citizenship or Place of Organization

Cayman Islands



5.
Sole Voting Power

0


6.
Shared Voting Power

950,357


7.
Sole Dispositive Power

0


8.
Shared Dispositive Power

950,357

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

950,357

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruct* ions) ?

11.
Percent of Class Represented by Amount in Row (9)

3.5014%

12.
Type of Reporting Person (See Instructions)

PN





CUSIP No. 10807M105



  1.
Names of Reporting Persons.

C. Jonathan Gattman

  2.
Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)  0
	(b)  1

  3.

SEC Use Only

  4.

Citizenship or Place of Organization

United States



5.
Sole Voting Power

0


6.
Shared Voting Power

1,364,425


7.
Sole Dispositive Power

0


8.
Shared Dispositive Power

1,364,425

9.
Aggregate Amount Beneficially Owned by Each Reporting Person

1,364,425

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruct*

ions)  ?

11.
Percent of Class Represented by Amount in Row (9)

5.0269%

12.
Type of Reporting Person (See Instructions)

IN, HC

Item  1.


(a)
Name of Issuer
Bridgepoint Education, Inc.


(b)
Address of Issuer?s Principal Executive Offices

8620 Spectrum Center Blvd.
San Diego, California 92123



Item 2.


(a)
Name of Persons Filing
          This statement is being jointly filed by and on behalf of each of Cl* overdale Capital Management, LLC, a Delaware limited liability company (?Cloverdale Management?), Cloverdale Cap* ital GP, L.P., a Delaware limited partnership (?Cloverdale GP?), Cloverdale Master Fund, L.P., a Cayman Islands * exempted limited partnership (the
?Master Fund?), and C. Jonathan Gattman.
          The Master Fund and a separately managed account on behalf of an inv* estment advisory client of
Cloverdale Management (the ?Managed Account?) are the record and direct benefi* cial owners of the securities covered by this statement. Cloverdale GP is the general partner of, and may be*
 deemed to beneficially own
securities owned by, the Master Fund. As the general partner of Cloverdale GP * and investment adviser to the Master
Fund and the Managed Account, Cloverdale Management may be deemed to beneficia* lly own the securities covered by this statement. Mr. Gattman is the sole member of, and may be deemed to ben* eficially own securities owned by,
Cloverdale Management.
          Each reporting person declares that neither the filing of this state* ment nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(* d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
          Each reporting person may be deemed to be a member of a group with r* espect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each repo* rting person declares that neither the filing of this statement nor anything herein shall be construed as an admissio* n that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has * agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other g* roup for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to*
 the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of * the issuer.


(b)
Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting person is

2651 N. Harwood Suite 500, Dallas, Texas 75201


(c)
Citizenship
See Item 4 on the cover page(s) hereto.


(d)
Title of Class of Securities
Common Stock


(e)
CUSIP Number
10807M105



Item 3.
If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), * check whether the person filing is:














(a)

?

A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);






(b)

?

A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);






(c)

?

An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);






(d)

?

An investment company registered under Section 8 of the Investment Company Act*
 of 1940 (15 U.S.C.
80a-8);






(e)

?

An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);






(f)

?

An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)*
(ii)(F);






(g)

?

A parent holding company or control person in accordance with ?240.13d-1(b)(1)*
(ii)(G);






(h)

?

A savings associations as defined in Section 3(b) of the Federal Deposit Insur* ance Act (12 U.S.C. 1813);






(i)

?

A church plan that is excluded from the definition of an investment company un* der Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);






(j)

?

A non-U.S. institution in accordance with ?240.13d?1(b)(1)(ii)(J);






(k)

?

A group, in accordance with ?240.13d-1(b)(1)(ii)(K).
     If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(i*
i)(J), please specify the type of
institution:                     .



Item 4.
Ownership.


(a)
Amount beneficially owned: See Item 9 on the cover page(s) hereto.


(b)
Percent of class: See Item 11 on the cover page(s) hereto.


(c)
Number of shares as to which such person has:


(i)
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) here* to.


(ii)
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) he* reto.


(iii)
Sole power to dispose or to direct the disposition of: See Item 7 on the cover* page(s) hereto.


(iv)
Shared power to dispose or to direct the disposition of: See Item 8 on the cov* er page(s) hereto.



Item 5.
Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the d* ate hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securitie* s, check the following ?.



Item  6.
Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.



Item  7.
Identification and Classification of the Subsidiary Which Acquired the Securit* y Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.



Item  8.
Identification and Classification of Members of the Group.
Not Applicable.



Item  9.
Notice of Dissolution of Group.
Not Applicable.



Item  10.
Certifications.
          By signing below I certify that, to the best of my knowledge and bel* ief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of ch* anging or influencing the control of the issuer of the securities and were not acquired and are not held in connection * with or as a participant in any transaction having that purpose or effect other than activities solely in conn* ection with a nomination under ?
240.14a-11.



SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief,* I certify that the information set forth in this statement is true, complete and correct.








November 20, 2018

Cloverdale Capital Management, LLC


By: /s/ C. Jonathan Gattman

Name: C. Jonathan Gattman

Title: Sole Member


Cloverdale Capital GP, L.P.

By:Cloverdale Capital Management, LLC,
its general partner


By: /s/ C. Jonathan Gattman

Name: C. Jonathan Gattman

Title: Sole Member

Cloverdale Master Fund, L.P.

By: Cloverdale Capital GP, L.P.,
its general partner


By: Cloverdale Capital Management, LLC,
its general partner


By: /s/ C. Jonathan Gattman

Name: C. Jonathan Gattman

Title: Sole Member

C. Jonathan Gattman

/s/ C. Jonathan Gattman

EXHIBIT INDEX




Exhibit

Description of Exhibit


99.1

Joint Filing Agreement (filed herewith).